UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

FORM 11-K
(Mark One)

[X]	ANNUAL Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

OR

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________ to ______________

Commission file number 001-13103
___________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ciber, Inc. Savings 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ciber, Inc.
6312 South Fiddler's Green Circle, Suite 600E
Greenwood Village, Colorado 80111

REQUIRED INFORMATION

The financial statements and schedules of the Ciber, Inc. Savings 401(k) Plan for the year ended December 31, 2015, prepared in accordance with the financial reporting requirements of ERISA along with the independent registered public accounting firm's report thereon, are provided beginning on page F-1 attached hereto.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Ciber, Inc. Savings 401(k) Plan

Dated: June 27, 2016
By: /s/ Christian Mezger
Christian Mezger
Chief Financial Officer

3

INDEX TO EXHIBITS

Exhibit No.    Description
23.1         Consent of Independent Registered Public Accounting Firm

CIBER, INC. SAVINGS 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Ciber, Inc. Savings 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Ciber, Inc. Savings 401(k) Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ciber, Inc. Savings 401(k) Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Ciber Inc. Savings 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Denver, Colorado
June 27, 2016

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value	$172,147,553	$181,461,305
Fully benefit-responsive investments, at contract value	17,623,495	17,165,865
Total investments	189,771,048	198,627,170

Notes receivable from participants	1,762,099	1,619,312
Contributions receivable from employees	326,980	—
Contributions receivable from employer	32,669	—

Net assets available for benefits	$191,892,796	$200,246,482

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(6,358,315)
Interest and dividend income	7,422,077
Total investment income	1,063,762

Contributions:
Participants	10,825,344
Employer, net of forfeitures	1,302,857
Others (including rollovers)	3,253,075
Total contributions	15,381,276
Total additions, net	16,445,038

Deductions from net assets attributed to:
Distributions to participants	24,705,658
Loan and administrative fees	93,066
Total deductions	24,798,724

Net decrease	(8,353,686)
Net assets available for benefits at beginning of year	200,246,482
Net assets available for benefits at end of year	$191,892,796

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)     Description of the Plan

The following description of the Ciber, Inc. Savings 401(k) Plan (the “Plan”) provides only general information. For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which is available from the plan administrator.

(a)	General
The Plan is a defined contribution plan covering substantially all employees of Ciber, Inc. and certain of its subsidiaries (“Ciber” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Principal Life Insurance Company (“Principal”) is the recordkeeper of the Plan. Delaware Charter Guarantee & Trust Company, d/b/a Principal Trust Company serves as trustee of the Plan. Employees of the Company who are at least 21 years of age and are benefited are eligible to participate in the Plan.

(b)	Contributions and Vesting
Participants may contribute up to 75% of pretax annual compensation, with the exception of employees considered “highly compensated.” Highly compensated employees are restricted to a maximum contribution of 9% of compensation. In addition, qualifying participants may make “catch-up” contributions. Contributions are subject to certain limitations of the Internal Revenue Code ("the Code"). Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers). Participants can change their contribution percentage at any time. The Company cash contribution is a match of 33% of the participant's salary deferral contribution each pay period, on up to 6% of the participant's qualified compensation. In no event will the Company make matching contributions in excess of $2,000. Catch-up contributions are not matched. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of service as follows:

Completed Years of Service	Vested Percentage
Less than two years	0%
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six years	100%

Participants reach 100% vesting in the Company's matching contribution plus actual earnings thereon after six years of service. If a participant terminates prior to vesting, unvested amounts are forfeited and can be used to reduce future employer contributions or cover Plan administrative expenses.
At December 31, 2015 and 2014, unallocated forfeited accounts totaled $131,334 and $129,403, respectively. In 2015, employer contributions were reduced by $464,278 from forfeited accounts.

(c)	Investment Options
The Plan's assets are invested in various investment options offered by Principal and in Ciber common stock, as directed by the participants. Participants may invest their account balance in the various investment options in 1% increments. Participants may change their investment options on a daily basis.

(d)	Distributions
Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability, or death. Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited. For other situations, there are various methods by which benefits may be distributed depending on date of employment, marital status, and participant elections.
In service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS") and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

(e)	Participant Loans
Participants may borrow from their account a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms must not exceed five years, except for loans to acquire a principal residence, which must not exceed seven years. Interest on loans is charged at the prime rate as of the processing date of the loan, plus 1% and ranged from 4.25% to 9.25% as of December 31, 2015 and 2014. Principal and interest is paid ratably through payroll deductions. Participants pay a loan origination fee of $50 per loan to Principal.

(f)	Expenses
The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. In general, plan expenses, other than broker commissions, portfolio transaction fees, and administrative service fees on the accounts of non-employee participants, are paid by the Company. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate.

(g)	Participant Accounts
Each participant's account is credited with the participant's contributions and the Company's matching contributions and allocations of plan earnings. Plan earnings are allocated based on the participant's share of net earnings or losses of their respective elected investment options. Administrative expenses are based on the participant's investments and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(h)	Ciber, Inc. Stock Account
The Plan invests in common stock of Ciber, Inc. through its Ciber, Inc. Stock Account. The Ciber, Inc. Stock Account does not hold cash or other short-term securities. Plan participants are not required to invest in the Ciber, Inc. Stock Account, and may exchange into or out of the Ciber, Inc. Stock Account on a daily basis. Trades within the Ciber, Inc. Stock Account involve a one cent per share broker commission for each transaction. The commission is netted from the trade and will have an effect on the share price used for the trade.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee votes any shares in the plan allocated to participants that did not make a voting election in the same proportion as those shares for which the trustee did receive voting elections, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer. This investment option changed during 2016. As of March 1, 2016, this investment option was no longer available for election and investments are required to be transferred from this option by December 19, 2016.

(i)	Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.
(2)     Summary of Significant Accounting Policies

(a)	Basis of Accounting and Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions are recorded when paid.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes to the financial statements, and supplemental schedules. Actual results could differ from those estimates.

(c)	Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

(d)	New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share

(or its Equivalent), ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management has elected to adopt ASU 2015-07 early.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): ("Part I") Fully Benefit-Responsive Investment Contracts, ("Part II") Plan Investment Disclosures, ("Part III") Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II early.

(e)	Investment Valuation and Income Recognition
Investments are stated at fair value, except for fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).
Marketable securities (Ciber, Inc. stock) are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, as determined by the last published market price on the last day of each year as quoted by the investment company. The quoted price is that which is reported by the active market on which the fund is traded. Pooled separate accounts and collective investments are valued at NAV as determined by the issuers. The NAV is used as a practical expedient to estimate fair value. See Note 3 for further discussion and disclosures related to fair value measurements.
Investment transactions are recorded on the date of purchase or sale (“trade-date”). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net depreciation includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

(f)	Risks and Uncertainties

The Plan provides for various investment options. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

(3)    Fair Value Measurements

The Plan performs fair value measurements in accordance with Accounting Standards Codification Topic 820 (“ASC 820”), which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the Plan's principal or most advantageous market for the asset or liability. ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset's or liability's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 -
Significant other observable inputs other than Level 1 prices, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 -
Significant unobservable inputs that reflect management's judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The following table sets forth, by level within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2015:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds	$88,489,661	$—	$—	$88,489,661
Ciber, Inc. Common Stock	2,301,301	—	—	2,301,301
	$90,790,962	$—	$—	$90,790,962
Investments measured at net asset value:
Pooled Separate Accounts:
Domestic Equity:
Small Cap				8,797,929
Mid Cap				7,321,677
Large Cap				13,535,496
International Equity				3,151,859
Real Estate				5,883,020
Balanced				150,316
Fixed Income				5,572,634
Collective Investment Trusts:
Target Retirement				36,346,989
Balanced				596,671
Total assets at fair value				$172,147,553

The following table sets forth, by level within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2014:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds	$90,512,910	$—	$—	$90,512,910
Common Stock	2,515,035	—	—	2,515,035
	$93,027,945	$—	$—	$93,027,945
Investments measured at net asset value:
Pooled Separate Accounts:
Domestic Equity:
Small Cap				9,247,814
Mid Cap				8,919,262
Large Cap				14,449,865
International Equity				4,498,607
Real Estate				6,882,874
Balanced				129,297
Fixed Income				5,870,732
Collective Investment Trusts:
Target Retirement				37,618,369
Balanced				816,540
Total assets at fair value				$181,461,305

The pooled separate account investments allow one transfer per 30 day period. The transfer restriction applies to all participant directed transfers out of the investment. Once the number of allowed transfers out is met, participants are not allowed to transfer back into this investment option until the holding period elapses. Contributions into the investment option are not impacted. In general, certain transfer restrictions also apply to the mutual fund investments. The collective investment trust investments allow one transfer per 30 day period.
(4)    Fully Benefit-Responsive Investment Contract

The Plan holds a traditional investment contract, the Principal Fixed Income Guaranteed Option. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
There were no unfunded commitments related to any of these investments.
The traditional investment contract held by the Plan is a guaranteed investment contract ("GIC"). The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date.
The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuers’ ability to meet their financial obligations. The issuers’ ability to meet their contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuers. These events may be different under each contract. Examples of such events include the following:

•	The Plan’s failure to qualify under Section 401(a) of the Code or the failure of the trust to be tax-exempt under Section 501(a) of the Code
•Premature termination of the contracts
•Plan termination or merger
•Changes to the Plan’s prohibition on competing investment options

•	Bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuers to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:
•An uncured violation of the Plan’s investment guidelines
•A breach of material obligation under the contract
•A material misrepresentation
•A material amendment to the agreements without the consent of the issuer
(5)     Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the IRS dated March 31, 2008, stating that the form of the plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2015-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no gross unrecognized tax benefits taken or expected to be taken. The Plan has recognized no interest or penalties related to gross unrecognized tax benefits. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(6)     Party-in-Interest Transactions

Certain plan investments are shares of stock of Ciber, Inc., insurance contracts, common/collective trust investments, or units of pooled separate accounts, managed either by Principal or by outside fund managers hired by Principal. Principal is the service provider who executes the investment transactions for the Plan and, therefore, these transactions are considered party-in-interest transactions for which a statutory exemption exists.

CIBER, INC. SAVINGS 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN: 38-2046833 Plan: 001
December 31, 2015

	Identity	Description	Current Value

*	Ciber, Inc.	Common Stock	$2,301,301
*	Principal Fixed Income Guaranteed Option	Investment Contract	17,623,495
*	Principal Trust Income Fund	Collective Investment Trust	596,671
*	Principal Trust Target 2010 Fund	Collective Investment Trust	1,704,705
*	Principal Trust Target 2020 Fund	Collective Investment Trust	10,519,282
*	Principal Trust Target 2030 Fund	Collective Investment Trust	13,604,199
*	Principal Trust Target 2040 Fund	Collective Investment Trust	8,435,859
*	Principal Trust Target 2050 Fund	Collective Investment Trust	2,011,895
*	Principal Trust Target 2060 Fund	Collective Investment Trust	71,049
*	Principal Bond and Mortgage Separate Account	Pooled Separate Account	5,572,634
*	Principal Diversified Real Asset Separate Account	Pooled Separate Account	150,316
*	Principal International Emerging Markets Separate Account	Pooled Separate Account	3,151,859
*	Principal Large Cap S&P 500 Index Separate Account	Pooled Separate Account	13,535,495
*	Principal Mid Cap S&P 400 Index Separate Account	Pooled Separate Account	5,849,466
*	Principal Real Estate Securities Separate Account	Pooled Separate Account	5,883,020
*	Principal Small Cap S&P 600 Index Separate Account	Pooled Separate Account	8,797,929
*	Principal Mid Cap Value I Separate Account	Pooled Separate Account	1,472,212
	American Funds Europacific Growth R5 Fund	Mutual Fund	4,235,734
	American Funds New Perspective R5 Fund	Mutual Fund	11,213,890
	American Century Equity Income Institutional Fund	Mutual Fund	11,593,168
	American Century Small Cap Value Institutional Fund	Mutual Fund	2,765,803
	JP Morgan US Equity R5 Fund	Mutual Fund	7,845,705
	Eagle Small Cap Growth R5 Fund	Mutual Fund	4,391,970
	Janus Aspen Enterprise Investment Fund	Mutual Fund	9,807,882
	MFS Research Bond R4 Fund	Mutual Fund	4,929,238
	MFS Value R4 Fund	Mutual Fund	3,399,728
	Pioneer Fundamental Growth Y Fund	Mutual Fund	1,800,668
	Wells Fargo Advantage Growth Investment Fund	Mutual Fund	22,211,859
	Vanguard Intermediate Term Bond Index Admiral Fund	Mutual Fund	3,218,290
	Vanguard FTSE All-World ex-US Index Admiral Fund	Mutual Fund	1,075,725
*	Participant loans	4.25 to 9.25%	1,762,100
			$191,533,147

*	Party-in-interest.
Note: Column (d), cost information, is not applicable since all investments are participant directed.